CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

                                         April 9, 2008

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Kathleen Collins

Accounting Branch Chief

Re:	Open Text Corporation

Response to Comment Letter dated March 26, 2008

Regarding Form 10-K for the Fiscal Year Ended June 30, 2007

Filed September 13, 2007

File No. 0-27544

Ladies and Gentlemen:

On behalf of Open Text Corporation (“Open Text” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 26, 2008 (the “Comment Letter”) to Mr. John Shackleton, the President and Chief Executive Officer of the Company. The Comment Letter relates to the Company’s Form 10-K for the fiscal year ended June 30, 2007, File No. 0-27544 (the “Form 10-K”), which was filed with the Commission on September 13, 2007.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 2. Properties, page 20

1.	Tell us how you considered the guidance in Item 102 of Regulation S-K to identify the industry segments that use the properties described.

Open Text’s operating segments are considered on a geographic basis and not a non-geographic basis (such as product type). The Company did consider the guidance in Item 102 of Regulation S-K and believes that the identification of the geographic location of each of properties is sufficiently indicative of the segment within which each of the named properties are located.

Notwithstanding the foregoing, the Company will, in future filings, note the relevant segment along with the location of each property described in the filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital Resources, page 36

2.	We note that gross accounts receivable increased by 68%, while total revenue has increased by only 45%. In addition, we note that deferred revenues have increased 88%, while customer support and service revenue has increased by only 44%. Please explain further the reasons for these increases. Tell us whether there have been any changes to your credit terms or collection policies that have resulted in the increase in accounts receivable. If so, tell us whether these changes have had any impact on your recognition of revenues. Tell us whether there are any collectibility or billing issues with any major customers.

The Company did not make any changes in its credit terms or collection policies that resulted in the increase in gross accounts receivable (“AR”) during the relevant periods. Rather, the significant increase in gross AR from the end of fiscal 2006 to the end of fiscal 2007 was due to the acquisition of Hummingbird Ltd (“Hummingbird”) at the beginning of the Company’s second fiscal quarter in 2007. The ratio of AR to total revenue at the end of fiscal 2007 also reflects the fact that the numerator includes the full Hummingbird AR balance at year end, while the denominator includes only approximately nine months of revenue generated from legacy Hummingbird customers. As disclosed in the Company’s Form 8-K/A filed in connection with this transaction, AR in the amount of $60.8 million was acquired as a result of the Hummingbird acquisition. Absent the impact of the Hummingbird acquisition, the change in the Open Text’s AR balances was not inconsistent with the Company’s prior experience or indicative of a trend or any change in its operations.

The changes in the Company’s AR balance from June 30, 2006 to June 30, 2007, including and excluding the impact of the Hummingbird acquisition, and the changes in the Company’s AR balance from June 30, 2005 to June 30, 2006, are set forth in the table below:

All amounts in USD ‘000
AR - (Including Hummingbird)	Fiscal 2007	Fiscal 2006	Change	Change %
Consolidated Gross AR	130,871	77,752	53,119	68%
Less: Hummingbird AR	(60,824)	—	(60,824)

	70,047	77,752	(7,705)	(10%)

AR – Open Text only	Fiscal 2006	Fiscal 2005	Change	Change %
Gross AR	77,752	85,061	(7,309)	(9%)

As shown above, Open Text’s gross AR excluding Hummingbird actually decreased by a similar percentage between 2007 and 2006 when compared with the decrease between 2006 and

2005 and is indicative of management’s continued efforts to streamline operations and to reduce Days Sales Outstanding.

The significant increase in deferred revenue (“DR”) from June 30, 2006 to June 30, 2007 was, similar to the change in AR, due to the acquisition of Hummingbird and not on account of any change in credit terms or collection policies. As with AR, a comparison of customer support and customer service revenue growth to DR would need to be adjusted for the partial-year consolidation of Hummingbird results. As disclosed in the Company’s Form 8-K/A filed in connection with this transaction, DR in the amount of $57.4 million was acquired as a result of the Hummingbird acquisition. Absent the impact of the Hummingbird acquisition, the change in Open Text’s DR balances was not inconsistent with the Company’s prior experience or indicative of a trend or any change in its operations.

The change in the Company’s year over year DR balance from June 30, 2006 to June 30, 2007, including and excluding the impact of the Hummingbird acquisition, and the change in the Company’s DR balance from June 30, 2005 to June 30, 2006, are set forth in the table below:

All amounts in USD ‘000
DR - (Including Hummingbird)	Fiscal 2007	Fiscal 2006	Change	Change %
Consolidated DR	146,937	78,221	68,716	88%
Less: Hummingbird DR	(57,381)	—	(57,381)

	89,556	78,221	11,335	14%

DR – Open Text only	Fiscal 2006	Fiscal 2005	Change	Change %
DR	78,221	75,330	2,891	4%

The company confirms that the increases in AR and DR during the fiscal 2007 year did not have any impact on, or result from any changes in its revenue recognition policies. Also, the Company did not face any material collectibility or billing issues with any of its major customers.

The Company will, in future filings, attempt to include clearer disclosure about the effects of the significant and unusual items impacting AR, DR or any other relevant line items on the Company’s balance sheet, including the Hummingbird acquisition.

3.	Tell us how your current discussion of liquidity and capital resources complies with the guidance in Section IV.B.1 of SEC Release No. 33-8350 to provide a balanced discussion of cash flows from operating, investing and financing activities as defined by SFAS No. 95 for all periods presented which notes the underlying causes to changes in cash flows within operating, investing and financing categories.

The Company believes that the discussion of the liquidity and capital resources in its Management’s Discussion and Analysis (“MD&A”) read with the operating “Results of Operations” sections of the MD&A highlights the key changes in operating, investing and financing cash flows. The Company, however, acknowledges Staff’s comments in this regard particularly in the context of the discussion of changes in operating cash flows. The increase in non-cash adjustments of $16.9 million in fiscal 2007 was primarily due to increased amortization of $35.4 million relating to intangible assets and capital assets acquired on account of Hummingbird, and offset by an increase of $14.8 million in the deferred tax recovery relating to the amortization of acquired intangible assets and an increase of $3.1 million relating to reduced asset impairments, with the rest of the change made up of miscellaneous items. The increase in operating assets and liabilities of $16.5 million in fiscal 2007 was primarily due to higher accrued liabilities and accounts payable in the amount of $9.4 million and increased deferred revenue balances of $8.5 million; both these increases were largely due to the increased scale of operations resulting from the Hummingbird acquisition. The rest of the increase in operating assets and liabilities was due to the offsetting impacts of miscellaneous items of working capital.

The Company will, in future filings, expand the discussion in the liquidity and capital resources section of the MD&A to include the material, underlying operational and business reasons for material changes in operating cash flows and will not necessarily limit the discussion to the manner in which the operating cash flows are presented.

Item 10. Directors and Executive Officers of the Registrant, page 99

4.	Tell us how you considered the requirements of Item 401(e) of Regulation S-K to briefly describe the business experience during the past five year of your executives, including Mr. McFeeters, as well as periods of service at prior employees.

The Company believes that, with the exception of the disclosure related to Mr. McFeeters, it described the business experience over the past five years and period of service at prior employers of its other officers and its directors in accordance with Item 401(e) of Regulation S-K, and the Company will continue to do so in future filings. In future filings, the Company will disclose the periods of service at prior employers of Mr. McFeeters over the past five years.

5.	Tell us how you considered the requirements of Item 401(e)(2) of Regulation S-K to include, as applicable, a discussion of any other directorships held by each Open Text director, or person nominated or chosen to become a director of Open Text, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

The Company believes that it has provided the disclosure required by Item 401(e) (2) of Regulation S-K with respect to other directorships held by Open Text directors in that it included information about the public company and non public company “other directorships” of Open Text Directors.

The disclosure set forth in the Form 10-K about the directorships of the Company’s directors in other entities is based upon written information provided to the Company by each director in connection with the preparation of the Form 10-K, and the Company has no reason to believe that the information provided to it by the directors is not correct.

To avoid any possible confusion, in future filings, the Company will specifically identify which of the other directorships of Open Text directors are directorships in companies with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or in companies registered as investment companies under the Investment Company Act, and which are directorships in other entities.

Report of Independent Registered Public Accounting Firm, page 54

6.	We note that your audit report was signed by an audit firm based in Toronto, Canada. Please tell us whether the Company qualifies as a foreign private issuer. Also, please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P4426917. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (4) where your management and accounting records are located and (3) where the majority of the audit work is conducted. We may have further comments.

Open Text has determined that it is a Foreign Private Issuer (“FPI”) within the meaning of such term under Rule 3b-4(c) of the Exchange Act. This determination is based upon the following facts:

•	more than 50 percent of Open Text’s outstanding voting securities are directly or indirectly held by persons who are not residents of the United States;

•	the majority of its executive officers and directors are not United States citizens or residents;

•	more than 50% of its assets are located outside the Unites States; and

•	its business is administered principally outside the United States (i.e., from Canada).

As of June 30, 2007, a majority of the Company’s total assets were not located in any single country, nor were a majority of its total revenues earned in any single country. Open Text’s management and accounting records are located, and a majority of the Company’s audit work is conducted, at its offices in Waterloo and Richmond Hill, Ontario, Canada.

Open Text notes that companies that are resident in Canada and are inter-listed on U.S and Canadian stock exchanges may elect to follow United States generally accepted accounting principles (“U.S. GAAP”) under the Canadian Securities Administrator’s National Instrument 52-107 and, as a result, prepare one set of financial statements. Open Text has so elected to prepare its financial statements in accordance with U.S. GAAP. Open Text’s voluntary election under National Instrument 52-107 is permitted by Canada and does not affect Open Text’s status as an FPI.

It is the Company’s understanding that, consistent with Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance,” the Staff ordinarily will not object if an FPI is audited by a foreign accountant that meets the requirements of Article 2 of Regulation S-X and has demonstrated sufficient knowledge and experience in applying U.S. GAAP, the standards of the Public Company Accounting Oversight Board Standard (the “PCAOB”), SEC financial reporting rules and SEC independence requirements, unless there does not appear to be a logical relationship between the location of the accountant and the location of the registrant’s corporate offices or place where the registrant conducts its principal operations. The Company believes its auditor, KPMG LLP (“KPMG”), which is registered and in good standing under the laws of Canada, meets the requirements of Article 2 of Regulation S-X and is widely recognized as having demonstrated knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. KPMG’s audit is conducted in accordance with the standards and oversight of the PCAOB.

Consolidated Statements of Income, page 56

7.	We note that substantially all your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements. Tell us where you include revenues from these types of bundled arrangements in your consolidated statement of operations. For instance do you include all the revenue as product, maintenance or professional services or do you allocate revenue amongst the various revenue line items using some allocation methodology? If the latter is the case, then please describe your methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation separate revenue and related cost of revenue line items for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

In the context of this Comment and Comment Nos. 8 through 13 (i.e., all the questions relating to revenue recognition), we request that the Company’s responses be read along with

Annex A attached to this letter, which is an attempt to provide background on the Company’s approach to revenue recognition and the measures it has taken with respect thereto.

As a result of the Company’s methodology for establishing VSOE (see Annex A), bundled arrangements where VSOE cannot be determined are infrequent. These are related primarily to a specific Hummingbird product where the maintenance services are bundled with the license without separation and historical renewal rates have not supported VSOE. For these arrangements, the entire arrangement fee is deferred and then recognized over the support period (which ends upon delivery of the last element to be delivered).

Of the Company’s reported fiscal 2007 revenues, less than 0.4% of license revenues came from arrangements where VSOE could not be established (at the outset). In the consolidated statement of operations, revenues from bundled arrangements are generally allocated to support based on the undiscounted list price for maintenance. The residual amount is allocated to license revenue over the term of the arrangement.

Owing to the relative immateriality of these arrangements when compared to Open Text’s consolidated revenue, the Company does not consider it necessary to include separate revenue and related cost of revenue classification disclosures for those arrangements where there was no VSOE established at the date of the arrangement and does not believe a discussion of the topic in the MD&A would be useful to stockholders. Though not expected to increase in the future, the Company will continue to monitor non-separable arrangements to determine if additional disclosure is required.

Note 2. Significant Accounting Policies, page 59

Revenue Recognition

License Revenues, page 62

8.	We note that the Company’s derives revenues from government agencies. Clarify whether these revenues are material. If so, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Revenue from government agencies amounted to less than 15% of total revenues during fiscal 2007. Open Text’s arrangements with government agencies are for the sale and delivery of “out-of-the-box” perpetual software licenses, which are neither packaged with essential customization services (discussed further in response to Comment No. 13) nor span multiple budgeting/funding periods. Fiscal funding clauses are not an aspect of the Company’s arrangements with government agencies. Therefore, the Company does not believe that the guidance in paragraphs 32 and 33 of SOP 97-2 would apply, in this context.

The Company notes that apart from insignificant write-offs, all government accounts are collected in due course and the Company notes that its collections history for government agency accounts does not materially differ from collections history on non-government agency accounts.

In view of the foregoing, the Company believes that there is no impact on its recognized revenues with respect to either fiscal funding clauses or other government contract contingencies.

9.	We note that the fair value of maintenance and support services is determined based on the contractual renewal rates stated in the contract. We further note from your disclosures on page 30 that although the Company has historically experienced a renewal rate of over 90%, you continue to encounter pricing pressures from your customers during contract negotiation and renewal. For renewal rates stated in the contract, tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain further what impact price negotiations at renewal have on your ability to establish VSOE of PCS. Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this “normal” range.

In pricing arrangements, the Company typically endeavors to obtain a maintenance rate of 18-20% of the negotiated license amount. Rather than basing VSOE solely on the contracted renewal rate, the Company establishes VSOE using statistical analysis of actual renewal rates. During fiscal 2007, the Company updated its VSOE study with the assistance of PwC. See the discussion in Annex A on the methodology applied to determine VSOE. The study determined that renewals (reflecting price negotiations) were occurring within a reasonable interval (85% of the renewals were within +/- 15% of the median derived from the statistical sample) and the renewal rates were consistent with the first-year pricing in the initial arrangement. Accordingly, the Company does not automatically establish VSOE based on the stated renewal rate. If that rate falls within the VSOE interval (derived from the sample), then the stated renewal rate is applied. If the renewal rate falls outside of the interval, the Company establishes VSOE at the mid-point of the corridor. The Company’s experience has been that such an adjustment is required only on an infrequent basis. On a quarterly basis, the Company reviews new license deals to identify potential “outliers” from the established interval. If material to the financial statements, the Company will adjust the support revenue allocation to the established VSOE median through a reduction or increase in the allocated license revenue.

10.	Please tell us whether the Company enters into multiple-element arrangements for which the PCS renewal rates are not stated in the contract. If so, please tell us how you determine VSOE for such arrangements pursuant to paragraph 10 of SOP 97-2. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

It is not the Company’s standard practice to enter into arrangements without a stated renewal rate. In isolated circumstances where the documentation for the arrangement does not provide a clear distinction between the license and support being offered and/or the support is unique in nature, the entire arrangement is deferred and recognized over the explicit or implied support term (which ends upon delivery of the last element to be delivered), as applicable in the circumstances. The total value of such deferred arrangements was $1.7 million during fiscal 2007.

11.	Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e., discounts, concessions, etc.), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable. Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonable estimate the effects of the various programs offered to resellers. See SAB Topic 13A (4) (b) and paragraph 8 of SFAS 48.

The Company does not offer contractual terms for concessions, including rights of return. The Company, therefore, believes that paragraph 6 of SFAS 48 and EITF 01- 9 are not applicable in this context. In addition, the Company notes that historically its recorded instances of returns have been so rare as to be immaterial. If collection from a reseller is deemed unlikely, revenue is recognized on a “cash collection” basis and the Company notes that such cases are insignificant. In view of this the Company does not believe it needs make to an estimate of future returns and therefore believes that paragraph 8 of SFAS 48 and SAB Topic 13A (4) (b) are not applicable in this context

The Company notes that re-seller arrangements occur between the Company and the distributor with no provisions for end-user acceptance, payment, etc. As such, the Company’s standard recognition policy applies to these arrangements and the fee is considered fixed and determinable upon delivery. The Company will offer price discounts to distributors, which are reflected in the pricing for the license and accompanying support and revenue is recorded at those reduced amounts

The “stand alone” creditworthiness of each distributor is also assessed to ensure the distributor is financially sound to finance the license purchase independent of the sale through to the end user. If the distributors’ financial condition is such that collection is deemed to be unlikely at the time of sale, license revenues are deferred and recognized on cash collection. The amount of deferrals during fiscal 2007 for insufficient creditworthiness of resellers totaled less than $0.5 million.

12.	We note that the Company has entered into various partner programs (e.g. Microsoft, Oracle, SAP, Accenture, etc). For instance, we note that SAP will resell applications marketed under the names “SAP Archiving by Open Text” and “SAP Document Access by Open Text.” Does the Company receive royalty revenues from SAP for the use of your technology or do you recognize revenue upon sale by SAP to the end customer? Please explain further your revenue recognition policy for your various partner programs and tell us how you considered including a discussion of such policy in your financial statement footnotes.

The Company has provided SAP with a master copy of the Open Text software. As such, SAP is considered to have purchased additional copies of the software from the Company when SAP provides the software to end-users. The Company recognizes revenue under this arrangement when SAP provides evidence of the end-user sales, which is when the fee is considered fixed and determinable. As with the Company’s other distributor arrangements, the SAP arrangement does not include provisions for end-user returns, payments, price changes, or other concessions.

The significant partnerships Open Text has entered into are primarily traditional reseller/distributor models where the reseller has the right to sell Open Text products and is entitled to a stipulated reseller discount on sales to end users. Most of the arrangements require a direct shipment of the Open Text products directly to the end customer. Open Text will also provide maintenance services directly to the end customer. Open Text recognizes net revenues (after the deduction of reseller discounts) when the partner provides evidence of having sold Open Text products to an end customer. Other partnership arrangements are co-marketing in nature, do not involve direct sales of Company products to the “partners,” and amounts expended (or any reimbursements received) are accounted for as marketing and advertising costs shown as part of Sales and Marketing expenses; no offsets against revenue were made in fiscal 2007.

The SAP arrangement is consistent with the Company’s general recognition policy, and in fiscal 2007 the revenues were insignificant as the arrangement had just started. If and when the SAP revenues grow in future periods, the Company will consider additional disclosure in future filings.

Service Revenues, page 63

13.	Your discussion of service revenue on page 63 appears to focus on services that are not essential to the functionality of any other elements. In your letter dated June 27, 2005 (comment 1) the Company included a discussion and proposed disclosures with regards to services related to the design or building of complex systems where you indicate that such services are essential to the functionality of the software and are accounted for using the percentage of completion method pursuant to paragraphs 74 – 91 of SOP 97-2. Does the Company still enter into such arrangements? In this regard, we note your reference to customization services on page 31. If so, tell us how you considered including a discussion of such arrangements in your financial statement footnotes.

In fiscal 2007, there were no transactions involving sales of complex systems where related services were considered essential to the functionality of the software. Where services have been included in license arrangements, the Company has considered the guidance provided by paragraphs 70 and 71 of SOP 97-2 to determine the appropriate accounting treatment. As indicated in the Company’s July 27, 2005 response letter to the Staff, this situation of essential services has occurred in the past and may occur in future periods. Should the future period arrangements be considered material to the financial statements, the Company will consider the appropriate disclosures about the arrangements.

Item 11. Executive Compensation, page 103

14.	As you are aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm may be helpful as you draft future versions of your executive compensation and other related disclosure. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the following areas:

•	appropriate analysis and insight into how the Committee determined specific payouts; and

•	benchmarking of the elements of your compensation program

The Company is familiar with the Staff’s guidance on executive compensation and related disclosure and will, in future filings, take such guidance into account and, among other things, provide a more complete description of its executive compensation practices in the two areas noted above.

Director Compensation, page 121

15.	You state that during fiscal 2007, Mr. Stephen Sadler received approximately $420,000 in consulting fees for assistance with acquisition-related business activities. You should describe the material terms of the agreement pursuant to which Mr. Sadler earned these fees and, if appropriate, file the agreement under the applicable provision of Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company will disclose the material terms of the agreement with Mr. Sadler in future filings and will attach a copy of the agreement with Mr. Sadler as an exhibit to its upcoming Form 10-K for fiscal 2008.

Item 13. Certain Relationships and Related Transactions, page 124

16.	Please describe your policies and procedures for the review, approval, or ratification of any transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them. Examples of such features may include, among other things, the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

The Company’s procedure regarding the approval of any related party transaction is that the material facts of such transaction shall be reviewed by the independent members of its Board and the transaction approved by a majority of the independent members of its Board. The Board reviews all transactions wherein the Company was, is or will be a participant and any related party has or will have a direct or indirect interest. In determining whether to approve a related party transaction, the Board generally takes into account, among other facts it deems appropriate: whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the extent and nature of the related person’s interest in the transaction; the benefits to the Company of the proposed transaction; if applicable, the effects on a director’s independence; and if applicable, the availability of other sources of comparable services or products.

17.	Identify any transaction required to be reported under paragraph (a) of Item 404 since the beginning of your last fiscal year where such policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

The Company confirms that all transactions required to be reported under Item 404(a) since the beginning of fiscal 2007 were approved by a majority of the independent directors of the Company and that there were no such transactions where the Company’s policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

* * * * * * *

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will, as noted, reflect the appropriate responses above in its future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that the Division of Enforcement of the Commission has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-2133.

Sincerely,

James W. Hackett, Jr.

cc:	John Shackleton, Chief Executive Officer

Paul McFeeters, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Legal Counsel and Assistant Secretary

Open Text Corporation

ANNEX A

Revenue Recognition Background

Beginning in 2007, the Company implemented a program to statistically sample, observe and measure, analyze, and evaluate all of Open Text’s (including, post-acquisition, Hummingbird’s) software license revenue recognition and maintenance renewal transactions. This program has been conducted throughout fiscal 2007 – for the year and for each separate quarter – and continues to be conducted for each quarter in fiscal 2008.

Open Text engaged PricewaterhouseCoopers LLP (“PwC”) and that firm’s partner and one of PwC’s lead statisticians, Jessica Pollner, Ph.D. (“Dr. Pollner”), to assist the Company in performing this work. She has been supported by a team of PwC statisticians and forensic accountants. The Company’s independent auditors reviewed the process, the statistical analysis set forth by PwC, and the resulting Company analyses, and performed their own tests and analyses of selected VSOE transactions. The statistical samples developed by PwC are robust: in 2007, 1,045 of sampled items were selected and tested. The samples are designed to achieve 5 percent precision at the 95 percent confidence interval.

Management considers and evaluates the sample results and PwC’s statistical analyses, and applies its own judgments regarding the sample results after consideration of comments from both PwC and KPMG. This completed analysis has confirmed that Open Text’s VSOE measurements (where VSOE was established) were consistent and generally clustered around a median value, and confirmed management’s judgments regarding certain types of arrangements (namely, certain Hummingbird products) where VSOE was not established.

Dr. Pollner is well-trained in this field of statistics, and has consulted on matters with the SEC Staff on a number of occasions. Management considers this program, and the use of specialists and outside experts, to be an important part of the Company’s controls surrounding measurement of VSOE and accounting for revenue recognition in respect of multiple-element software license arrangements and transactions.

The integration of the Hummingbird acquisition (acquired October, 2006) progressed during fiscal 2007 such that product and maintenance pricing practices were aligned with Open Text practices shortly after the acquisition. The changes were made on a prospective basis and the former Hummingbird customers have adapted well to the Open Text pricing practices. Variability in Hummingbird’s previous maintenance pricing practices resulted in certain deferrals of license revenues where VSOE could not reasonably be established. As the former Hummingbird customers continue to adapt to the Open Text pricing and service models, the Company is seeing renewal rates on Hummingbird products coming into line with the rest of Open Text’s practices around stated maintenance rates.

All products generally fall under the same pricing and service models for software maintenance and Open Text has a well established business model to manage its ongoing maintenance annuity stream. As such, the Company has a process and policy of closely monitoring the discounting of first year and renewal maintenance rates that has been demonstrated (through the use of the rigorous statistical sample exercise) to comport with the stated rates on average.